FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
January 2, 2007

Manulife Financial announces redemption of 8.375% TruPS Units

TORONTO - The outstanding US$492,500,000 principal amount of 8.375% Capital Trust Pass-through Securities (CUSIP No. 553038AA8) (the “TruPS”) have been called for redemption. The TruPS will be redeemed at a price equal to par plus any accrued and unpaid distributions for the period up to the redemption date on February 1, 2007. The redemption of the TruPS is part of Manulife Financial’s ongoing management of its capital.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$381 billion (US$341 billion) as at September 30, 2006.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Patricia Kelly 1-800-795-9767 investor_relations@manulife.com